Exhibit (a)(1)(E)

REPORT ON RESULTS OF EXCHANGE OFFER

Dear Employee:

On behalf of Agile Software, I am writing to provide you with the results of Agile’s recent exchange offer. The eligible options were those outstanding options with an exercise price of $6.76 or greater held by officers and employees, except those employed in Belgium and Canada and those U.S. taxpayers employed in China. The only employees eligible to participate were those employees who: (1) held eligible options, (2) continued to be an employee of Agile or one of its subsidiaries on the date the offer expired, and (3) did not receive or submit a notice of termination before the exchange offer expired.

The exchange offer expired at midnight, U.S. Pacific (San Jose) Time, on August 19, 2005. Upon the terms and conditions described in the exchange offer and letter of transmittal, Agile accepted for exchange options to purchase a total of 11,402,000 shares of common stock and cancelled all such options. Agile will issue options to purchase an aggregate of 3,801,000 shares to employees who participated in the exchange.

Agile has accepted for exchange and cancelled the options tendered by you. You now have the right to receive one (1) option share for every three (3) option shares accepted for exchange and cancelled as set forth in the personal option statement provided to you with the exchange offer. As described in the exchange offer, the new stock options will be subject to the terms and conditions of our 1995 plan or 2000 plan, as applicable, and a stock option agreement between you and Agile.

If you have any questions about the offer, please contact Stock Administration at optionexchange@agile.com (telephone: (408) 284-4011).

Sincerely,

Bryan Stolle